SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 19, 2020

List of materials

Documents attached hereto:

i) Press release: Sony Corporate Strategy Meeting FY2020

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 20-042E
May 19, 2020

Sony Corporate Strategy Meeting FY2020

Tokyo, Japan - Sony Corporation (“Sony” or the “Company”) today held its Corporate Strategy Meeting for the fiscal year ending March 31, 2021 (FY2020).

Sony continues to prioritize management with a long-term view, and defines its purpose as to "fill the world with emotion through the power of creativity and technology," and its management direction as "getting closer to people."

President and CEO Kenichiro Yoshida explained that people are at the core of the Sony Group’s business portfolio, outlined actions to strengthen Group management, and laid out the direction of the evolution of each business.

Highlights from the presentation are available below. For further details, please refer to the speech materials and presentation slides from the event, which will be available on Sony's corporate website.

1.	People are at the Core of the Sony Group’s Business Portfolio

•	The Sony Group’s business portfolio is structured with people at its core.
➢ Content and Direct-to-Consumer (“DTC”) businesses that “move people’s hearts”
➢ Branded hardware and CMOS image sensors that "connect people to people”
➢ Automotive sensing, medical and financial services businesses that “support people”

2.	Actions to Strengthen Group Management

Sony will change its Group structure in order to lead the evolution of each individual business and further leverage the diversity of its business portfolio.

•	Launch of “Sony Group Corporation” as Sony Group headquarters (effective April 1, 2021)
➢	Sony Corporation currently has two functions, one as the headquarters of the Sony Group, and the other to provide overall management support for its electronics businesses. These functions will be separated and redefined, with Sony Group Corporation focusing on its role as the headquarters of the Sony Group.

•	Succession to “Sony Corporation” company name by Sony Electronics Corporation (effective April 1, 2021)
➢	Following the launch of Sony Group Corporation, Sony Electronics Corporation, which currently operates the electronics business that is the origin of Sony’s business, will succeed to the company name “Sony Corporation.”

•	Financial Services business to become wholly-owned subsidiary
➢	In order to achieve further growth and strengthen governance within its financial services business with the goal of enhancing the corporate value of the overall Sony Group, Sony is making a tender offer for shares and other equity securities of Sony Financial Holdings Inc. (“SFH”), of which it currently owns an approximately 65% stake, with a view to making SFH a wholly-owned subsidiary.

1/4

*For details of the Sony Group’s new organizational structure and tender offer for shares of SFH, please refer to the separate press releases issued today.

3.	Direction of the Evolution of Each Business

<Game & Network Services>
•	The launch of PlayStation®5, scheduled for the holiday season of this calendar year, will deliver even more immersive experiences on a game console. Higher speed, enhanced sensory perceptions generated by its revolutionary controller, and sound delivered in 3D audio will combine to realize truly next generation console game experiences unlike anything before.

•	The PlayStationTMNow cloud streaming game service and Remote Play functionality enable users to enjoy a seamless gaming experience anytime, anywhere.

<Music>
•	Music is a business that is expected to grow steadily due to the strengthening of the music publishing business through the acquisition of EMI Music Publishing and the growth of the streaming market.
•	The Sony Music Group, which combines recorded music and music publishing, was established in August last year. With a vision to become the most talent-friendly music company, the label and publishing teams are working together to support artists from all directions.

•	In the Japanese music business, which has created hits in diverse areas of IP such as music, anime and character merchandising, artist management is an area of augmentation.

<Pictures>
•	At a time when new DTC services are continuing to be introduced across the industry and demand for content is ever-increasing, Sony Pictures Entertainment is investing in the development of owned IP as well as strengthening its creative capacity, and continues to produce outstanding video entertainment across diverse genres.

•	At the same time, Sony will continue to closely monitor the impact of the spread of COVID-19 on the consumption of video content going forward, working with the creative community and our supply chain partners including exhibitors towards resuming content releases.

<Animation>
•	Sony intends to engage in Group-wide efforts to deliver Japanese anime to audiences around the world through its anime DTC services.
•	In digital entertainment in China, where further growth is expected, Sony will strengthen its relations with local companies in areas such as anime, games and music.
*Animation is not classified as a segment in Sony’s financial disclosure, and is included in the Game & Network Services, Music and Pictures segments.

<Electronics Products & Solutions>
•	By continuing to introduce products and services that deliver reality and real-time through sound, video and communication technologies, Sony will aim to address the increasing need for remote solutions that connect people with people and people to things remotely.

•	In the medical business, Sony will reinforce its efforts to contribute to the health of people over the long term by leveraging the imaging, display and mechatronics technologies it has cultivated over many years.

•	In light of the impact of COVID-19 on product demand and supply chains, Sony will engage in initiatives to enhance its structure in response to these changes in its environment.

2/4

<Imaging & Sensing Solutions >
•	Due to the uncertain market environment, Sony is carefully reviewing its capital expenditure plans in this segment in relation to projected demand through the fiscal year ending March 31, 2022, but its goals of maintaining the global number one position in imaging and gaining the global number one position in sensing remain unchanged.

•	Sony is also strengthening its focus on sensing solutions for mobile devices that “connect people to people,” and automotive sensing solutions that “support people,” which are expected to grow over the long term.

•	Based on its belief that image sensors will be key devices in the AI era, Sony intends to leverage its world-leading stacked CMOS image sensor technology and provide AI sensing solutions that deliver new value across a broad range of applications.

<Financial Services>
•	Under the new SFH management team, initiatives will include measures to further increase the value generated by the “Lifeplanner” sales employees who constitute the core value of the life insurance business.

•	The Company will also explore further opportunities for synergies including leveraging Sony’s technology in the Financial Services business.

4.	Contribution to “People,” “Society,” and the “Planet”

•	Sony's social mission is to create and deliver emotion. For people to be connected through emotion, it is necessary for people, society and the global environment to be healthy.
•	Sony is taking various steps to address the environment, beginning with our contribution to the future of mobility, which will contribute to the environment in the future.
•	As part of support measures in response to COVID-19, Sony launched a 100 million U.S. dollar global relief fund to support the medical, education and creative communities.
•	Going forward, Sony will continue to contribute to people, society and the planet through all of its business operations and extensive social support activities.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i) Sony’s ability to maintain product quality and customer satisfaction with its products and services;
3/4

(ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x) Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi) risks related to catastrophic disasters, pandemic disease or similar events;
(xvii) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii) the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

4/4